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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65727

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mid-States Investment Solutions LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4450 Weaver Parkway Suite 250
(No. and Street)

Warrenville	IL	60555-3926
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas G. Moore, President (630) 276-2727
(Area Code - Telephone No.)

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH, DC 179 SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek and Company LLC
(Name - *if individual, state last, first, middle name*)

One Mid America Plaza, Suite 700, P.O. Box 3697	Oak Brook	IL	60522-3697
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 14 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid-States Investment Solutions LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
CATHY E CORBI
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID-STATES INVESTMENT SOLUTIONS LLC
(A Wholly Owned Subsidiary of
Mid-States Corporate Federal Credit Union)
Warrenville, Illinois

FINANCIAL STATEMENTS
December 31, 2004

MID-STATES INVESTMENT SOLUTIONS LLC
(A Wholly Owned Subsidiary of Mid-States Corporate Federal Credit Union)
Warrenville, Illinois

FINANCIAL STATEMENTS
December 31, 2004

CONTENTS

REPORT OF INDEPENDENT AUDITORS 1

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION 2

STATEMENT OF OPERATIONS 3

STATEMENT OF CHANGES IN MEMBER'S EQUITY 4

STATEMENT OF CASH FLOWS 5

NOTES TO FINANCIAL STATEMENTS 6

SUPPLEMENTARY INFORMATION

SCHEDULE OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION 9

SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION 10

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION 11

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Member
Mid-States Investment Solutions LLC
Warrenville, Illinois

We have audited the accompanying statement of financial condition of Mid-States Investment Solutions LLC (a wholly owned subsidiary of Mid-States Corporate Federal Credit Union) as of December 31, 2004 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mid-States Investment Solutions LLC at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedules on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
January 28, 2005

MID-STATES INVESTMENT SOLUTIONS LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS	
Cash and cash equivalents	$ 197,060
Securities owned, at fair value	448,230
Receivable from parent company	12,615
Prepaid expenses and other assets	56,868
Total assets	$ 714,773
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accrued expenses and other liabilities	$ 58,260
Total liabilities	58,260
Member's equity	
Contributed capital	600,000
Accumulated earnings	56,513
	656,513
Total liabilities and member's equity	$ 714,773

See accompanying notes to financial statements.

MID-STATES INVESTMENT SOLUTIONS LLC
STATEMENT OF OPERATIONS
Year ended December 31, 2004

Revenue	
Commissions	$ 569,632
Marketing fee income from parent company	818,790
Service fees	54,739
Interest	4,757
	1,447,918
Expenses	
Employee compensation and benefits	812,875
Professional services	119,431
Travel and marketing	61,637
Technology and other office expense	53,020
Expense reimbursement to parent company	66,568
Regulatory and compliance	20,174
Other	19,895
	1,153,600
Net income	$ 294,318

See accompanying notes to financial statements.

MID-STATES INVESTMENT SOLUTIONS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year ended December 31, 2004

	Contributed Capital	Accumulated Earnings (Deficit)	Total Member's Equity
Balances at January 1, 2004	$ 600,000	$ (237,805)	$ 362,195
Net income	-	294,318	294,318
Balances at December 31, 2004	$ 600,000	$ 56,513	$ 656,513

See accompanying notes to financial statements.

MID-STATES INVESTMENT SOLUTIONS LLC
STATEMENT OF CASH FLOWS
Year ended December 31, 2004

Cash flows from operating activities	
Net income	$ 294,318
Adjustments to reconcile net income to net cash from operating activities	
Changes in assets and liabilities	
Increase in securities owned, net	(273,264)
Increase in receivable from parent company	(12,615)
Increase in prepaid expenses and other assets	(42,974)
Decrease in payable to parent company	(209,433)
Increase in accrued expenses and other liabilities	10,480
Net cash from operating activities	(233,488)
Net decrease in cash and cash equivalents	(233,488)
Cash and cash equivalents at beginning of year	430,548
Cash and cash equivalents at end of year	$ 197,060

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Mid-States Investment Solutions LLC (the Company) was formed on October 10, 2002 as an Illinois limited liability company. On July 18, 2003, the Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) and became a member of the National Association of Securities Dealers (NASD). The Company is a wholly owned subsidiary of Mid-States Corporate Federal Credit Union (Mid-States). The Company offers securities transaction services to its customers, principally credit unions and credit union service organizations. The Company is currently engaged as a broker-dealer for corporate debt securities, government and agency securities, and interests in mortgages or other receivables. The Company is registered with the SEC to provide investment advisory services. The Company also solicits time deposits for financial institutions, principally Mid-States.

As the Company is not a member of a stock exchange, the Company clears its securities transactions on a fully disclosed basis through JP-Morgan Chase Bank. In conjunction with its clearing role, JP-Morgan Chase Bank is the custodian bank for securities owned by the Company and also maintains segregated accounts on behalf of the Company's customers. The Company operates a main office in Illinois, with a branch in Minnesota.

Being a single-member limited liability company, the Company is a flow-through entity. As such, the income or loss of the Company flows through to Mid-States for income tax purposes. Because Mid-States is not subject to income tax, neither is the income that flows to Mid-States from the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions and Financial Instruments With Off-Balance-Sheet Risk: Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on the settlement-date basis, generally one day following the transaction date. Recording these transactions on the trade date would not have a material effect on the accompanying financial statements. Securities owned at December 31, 2004 consisted of two 90-day U.S. Treasury bills, which are carried at its fair value.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest income is calculated under the level-yield method and includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In evaluating other-than-temporary losses, management considers: (1) the length of time and the extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

The Company, under the correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations. However, settlement of transactions is on a delivery versus payment method.

Commissions: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Loss Contingencies: Loss contingences, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Statement of Cash Flows: The Company considers cash on hand, cash deposits at the clearing organization, and short-term investments having an initial maturity of three months or less that are not held for sale in the ordinary course of business as cash and cash equivalents for purposes of the statement of cash flows.

NOTE 3 - CLEARING AGREEMENTS

In July 2003, the Company entered into a fully-disclosed clearing agreement with JP-Morgan Chase Bank (the Bank) whereby customer accounts are cleared by the Bank. The agreement calls for the Bank to maintain (1) a separate custody clearing account in the name of the Company to hold securities for the account of the broker, (2) a general deposit demand cash account linked with the clearing account, and (3) a segregated account titled "Special Account for the Exclusive Benefit of Customers of Mid-States Investment Solutions LLC" holding fully paid-for customer securities for the account of the Company's own customers, as specified in SEC Rule 15c3-3(k)(2)(i). At December 31, 2004, the Company had $ 114,460 in cash on deposit at the Bank.

(Continued)

NOTE 4 - RELATED PARTIES

Under a Master Services Agreement dated December 31, 2003 and revised on June 30, 2004, the Company, as an agent for Mid-States, provides marketing services and introduces financial products to Mid-States' members as well as provides certain other investment services. Fee income paid by Mid-States to the Company for marketing services performed under the Master Services Agreement totaled $818,790 for 2004.

The Master Services Agreement calls for Mid-States to provide certain corporate support services to the Company such as telecommunication service, office rental, and treasury and accounting support. The Company incurred $66,568 of expense reimbursement for these support services and costs during 2004.

At December 31, 2004, the Company had cash of $82,600 held in accounts at Mid-States. Also, at December 31, 2004, the Company had a receivable from Mid-States of $12,615. Presently, there are no settlement terms for the receivable. The Company does not receive interest income or pay interest expense on the related receivables/payables with its parent company.

NOTE 5 - EMPLOYEE BENEFITS

The employees of the Company participate in a 401(k) benefit plan sponsored by the parent company. Employee contributions are matched by the Company at a rate equal to 100% of the first 4% of the compensation contributed. In addition, the Board of Directors of the parent company may approve a discretionary profit sharing contribution for eligible employees annually. Expense for 2004 was $24,232.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2004, the Company's net capital as defined by SEC Rule 15c3-1 totaled $587,030, which was $487,030 in excess of its minimum net capital requirement of $100,000. At December 31, 2004, the Company's ratio of aggregate indebtedness to net capital was .10 to 1.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

MID-STATES INVESTMENT SOLUTIONS LLC
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

Total member's equity	$ 656,513
Deductions and/or charges	
Prepaid expenses and other assets	56,868
Other nonallowable assets	12,615
Haircut on securities	-
	69,483
Net capital	$ 587,030
Aggregate indebtedness	
Items included in statement of financial condition	
Accrued expenses and other liabilities	$ 58,260
Total aggregate indebtedness	$ 58,260
Ratio: Aggregate indebtedness to net capital	10%
Computation of basic net capital requirement	
Minimum net capital required to be maintained (the greater of 6 2/3% of aggregate indebtedness or $100,000)	$ 100,000
Net capital	587,030
Excess net capital	$ 487,030
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)	$ 581,204

There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 31, 2004. Therefore, a reconciliation is not presented.

MID-STATES INVESTMENT SOLUTIONS LLC
SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

Mid-States Investment Solutions LLC (the Company) is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (SEC Rule 15c3-3), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of SEC Rule 15c3-3.

Crowe

Crowe Chizek and Company LLC
Member Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Member
Mid-States Investment Solutions LLC
Warrenville, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of Mid-States Investment Solutions LLC (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recording differences as required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
January 28, 2005